UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

30 Ha’Masger St.

Tel Aviv 6721117, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

Lind Amendment

As previously disclosed in the Report on Form 6-K of Hub Cyber Security Ltd. (the “Company”) on May 8, 2023 (the “First Report”), the Company entered into that certain (i) Securities Purchase Agreement, dated as of May 4, 2023 (as amended, the “Purchase Agreement”), by and between the Company and Lind Global Asset Management VI LLC (“Lind”), (ii) Senior Secured Convertible Promissory Note, dated as of May 8, 2023, between the Company and Lind (as amended, the “Note”) and (iii) Ordinary Share Purchase Warrant, dated as of May 8, 2023, between the Company and Lind (as amended, the “Warrant”). As previously disclosed in the Report on Form 6-K of the Company on August 25, 2023 (the “Second Report” and, together with the First Report, the “Prior Reports”), the Company subsequently entered into that certain First Amendment to Securities Purchase Agreement, Senior Secured Convertible Promissory Note and Warrant to amend each of the Purchase Agreement, the Note and the Warrant (the “First Amendment”). Reference is made to the Prior Reports for a description of the Purchase Agreement, the Note, the Warrant and the First Amendment.

On November 28, 2023, the Company and Lind entered into an additional amendment (the “Second Amendment”) to each of the Purchase Agreement, the Note and the Warrant. Pursuant to the Second Amendment, the parties agreed to amend the definition of “First Funding Amount” in the Purchase Agreement such that Lind would fund the Company with an additional $500,000 in cash immediately upon execution of the Second Amendment. Pursuant to the Second Amendment, the parties also agreed to amend the definitions of “Second Funding Amount” and “Second Principal Amount” in the Purchase Agreement to decrease such amount from $10.0 million to $9.5 million and from $12.0 million to $11.4 million, respectively.

As consideration for the amendment to the First Funding Amount, the Company agreed to amend the Note and increase the principal amount of the Note from $9.0 million to $9.6 million. Additionally, the Company agreed to amend the conversion price of the Note from $0.45 to $0.35. Further, as consideration for the Amendment, the Company agreed to amend the Warrant and issue to Lind additional warrants to purchase 1,428,572 of the Company’s ordinary shares, bringing the total amount of shares that can be purchased under the Warrant to 8,928,572 ordinary shares. The Company also agreed to amend the exercise price of the Warrant from $0.45 per ordinary share to $0.35 per ordinary share.

Finally, the Company agreed to file a registration statement (or amend an existing registration statement) no later than 15 days from entry into the Second Amendment to register the ordinary shares issuable upon conversion of the Note and the ordinary shares issuable upon the exercise of the Warrant.

The foregoing is a summary description of certain terms of the SPA, the Note, the Warrant and the Second Amendment. For a full description of all terms, please refer to (i) the copies of the SPA, the Form of Note and the Form of Warrant, which are filed as Exhibits 99.1, 99.2 and 99.3, respectively, to the First Report, (ii) the First Amendment, which is filed as Exhibit 99.1 to the Second Report and (iii) the copy of the Second Amendment, which is filed as Exhibit 99.1 to this Report on Form 6-K, each of which is incorporated herein by reference.

The information in this Report on Form 6-K and in the Prior Reports, including in the exhibits attached hereto and thereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Second Amendment to Securities Purchase Agreement, Senior Secured Convertible Promissory Note and Warrant, by and between HUB Cyber Security Ltd. and Lind Global Asset Management VI LLC, dated November 28, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: November 29, 2023	By:	/s/ Uzi Moskovich
Uzi Moskovich
Chief Executive Officer

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